     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 1999.
                                                        REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                            ANTHRACITE CAPITAL, INC.
             (Exact name of Registrant as specified in its charter)

                                    MARYLAND
                        (State or other jurisdiction of
                         incorporation or organization)

                                   13-3978906
                      (I.R.S. Employer Identification No.)
                           --------------------------

                          345 PARK AVENUE, 29TH FLOOR
                               NEW YORK, NY 10154
                                 (212) 754-5560
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
               of each Registrant's Principal Executive Offices)
                           --------------------------

                                 HUGH R. FRATER
                                   PRESIDENT
                            ANTHRACITE CAPITAL, INC.
                          345 Park Avenue, 29th Floor
                               New York, NY 10154
                                 (212) 754-5560

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                    COPY TO:
                            VINCENT J. PISANO, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                        PROPOSED        PROPOSED
                                                         MAXIMUM        MAXIMUM
                                       AMOUNT TO BE     AGGREGATE      AGGREGATE       AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES     REGISTERED      PRICE PER       OFFERING     REGISTRATION
          TO BE REGISTERED                  (1)        UNIT(1)(2)     PRICE(1)(2)         FEE
Common Stock, $.001 par value........
Preferred Stock, $.001 par value.....
Senior Notes.........................
Subordinated Notes...................
Warrants to purchase Common Stock,
  $.001 par value....................
Warrants to purchase Preferred Stock,
  $.001 par value....................
Total................................                                 $200,000,000     $  55,600

------------------------------

(1) Such indeterminate number of shares of common stock and preferred stock and such indeterminate principal amount of senior notes and subordinated notes as may from time to time be issued at indeterminate prices.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. The aggregate public offering price of the securities registered hereby will not exceed $200,000,000.

PROSPECTUS

                                  $200,000,000
                            ANTHRACITE CAPITAL, INC.

          COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES AND WARRANTS

                               ------------------

Anthracite Capital, Inc. may sell to the public:

    - common stock

    - preferred stock

    - debt securities

    - warrants to purchase common stock

    - warrants to purchase preferred stock

    REFERENCES IN THIS PROSPECTUS TO "ANTHRACITE," "WE," "US," OR "OUR" REFER TO ANTHRACITE CAPITAL INC., AND FOR ANY PERIOD BEFORE JANUARY 1998 TO ANTHRACITE MORTGAGE CAPITAL, INC., THE PREDECESSOR OF ANTHRACITE.

    WE URGE YOU TO READ THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE COMMON STOCK, THE PREFERRED STOCK, THE DEBT SECURITIES AND THE WARRANTS, CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                  The date of this prospectus is       , 1999

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including ours. Our common stock is listed and traded on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.

    The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which have been filed with the SEC:

    - Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and

    - the description of our common stock contained in our registration statement on Form 8-A dated March 5, 1998.

    We incorporate by reference the documents listed above and any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 from the date of this prospectus until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

    Any statement contained in a document incorporated or considered to be incorporated by reference in this registration statement shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes the statement. Any statement that is so modified or superseded shall not be deemed, except as so modified or superseded, constitute a part of this prospectus.

    We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus, other than exhibits which are specifically incorporated by reference into such documents. You may direct your requests to Investor Relations, Anthracite Capital, Inc., 345 Park Avenue, 29th Floor, New York, New York 10154 (telephone number (212) 409-3333).

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

    Some statements contained or incorporated by reference in this registration statement constitute forward-looking statements as such term is defined in
Section 27A of the Securities Act and Section 21E of the Exchange Act. Some factors could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a material difference include, but are not limited to:

    (a) changes in the general economic climate,

    (b) termination of the management agreement,

    (c) interest rate fluctuations,

    (d) our failure to qualify as a REIT and

    (e) general competitive factors.

                    ANTHRACITE CAPITAL, INC. AND THE MANAGER

    Anthracite Capital, Inc., a Maryland corporation, was formed in November 1997 to invest in multifamily, commercial and residential mortgage loans, mortgage-backed securities and other real estate related assets in both U.S. and non-U.S. markets. We intend to elect to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and generally will not be subject to Federal income tax to the extent that we distribute our net income to stockholders and qualify for taxation as a REIT. Our operations are managed by BlackRock Financial Management, Inc. which is referred to in this prospectus as the Manager. We have no ownership interest in the Manager.

    The Manager is a subsidiary of PNC Bank, National Association, which is itself a wholly owned subsidiary of PNC Bank Corp. Established in 1988, the Manager is a registered investment adviser under the Investment Advisers Act of 1940 and is one of the largest fixed-income investment management firms in the United States. The Manager engages in investment and risk management as its sole businesses and specializes in the management of domestic and offshore fixed-income assets for pension and profit sharing plans, financial institutions such as banking and insurance companies and mutual funds for retail and institutional investors.

    The address of the Manager is 345 Park Avenue, 29(th) Floor, New York, New York 10154.

                                USE OF PROCEEDS

    Unless otherwise specified in a prospectus supplement, we intend to use the proceeds of any securities sold for general corporate purposes, including acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table displays our ratio of earnings to fixed charges.

    Earnings are inadequate to cover fixed charges (loss of $1.4 million) for the fiscal year ended December 31, 1998. The loss includes a non-recurring realized loss of $18.44 million. Excluding the non-recurring loss, the ratio of earnings to fixed charges is 1.69x.

                           DESCRIPTION OF SECURITIES

    This prospectus contains a summary of the common stock, preferred stock, debt securities and warrants to purchase our common stock or preferred stock. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for each security.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 500,000,000 shares of capital stock, 400,000,000 of such shares being common stock, par value $.001 per share, and 100,000,000 shares being preferred stock, par value $.001 per share, issuable in one or more series. 20,478,891 shares of common stock were issued and outstanding as of March 29, 1999. No shares of preferred stock were issued or outstanding as of March 29, 1999. No warrants to purchase common stock or preferred stock were issued or outstanding as of March 29, 1999.

COMMON STOCK

    VOTING RIGHTS. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by our stockholders, subject to the provisions of our articles of amendment and restatement regarding the ownership of shares of common stock in excess of the ownership limitations described below under "Repurchase of Shares and Restrictions on Transfer".

    DIVIDENDS. The holders of outstanding shares of common stock, subject to any preferences that may be applicable to any outstanding series of preferred stock, are entitled to receive ratably such dividends out of assets legally available for that purpose at such times and in such amounts as the board of directors may from time to time determine.

    LIQUIDATION AND DISSOLUTION. Upon liquidation or dissolution of Anthracite, the holders of the common stock will be entitled to share ratably in our assets legally available for distribution to stockholders after payment of, or provision for, all known debts and liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

    OTHER RIGHTS. Holders of the common stock generally have equal dividend, distribution, liquidation and other rights, and shall have no preference, conversion, exchange, appraisal, preemptive or cumulative voting rights. All outstanding shares of the common stock are, and any common shares offered by a prospectus supplement, when issued, will be, duly authorized, fully paid and non-assessable by Anthracite.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York acts as transfer agent and registrar for the common stock.

PREFERRED STOCK

    GENERAL. We are authorized to issue 100,000,000 shares of preferred stock, none of which currently is issued or outstanding. Our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking funds, and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of preferred stock could have the effect of making an attempt to gain control of us more difficult by means of a merger, tender offer, proxy contest or otherwise. The preferred stock, if issued, would have a preference on dividend payments that could affect our ability to make dividend distributions to the common stockholders. The preferred stock will, when issued, be fully paid and non assessable.

    A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. They will include:

    - the title and stated value of the preferred stock;

    - the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

    - the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

    - whether dividends shall be cumulative or non cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

    - the procedures for an auction and remarketing, if any, for the preferred stock;

    - the provisions for a sinking fund, if any, for the preferred stock;

    - any voting rights of the preferred stock;

    - the provisions for redemption, if applicable, of the preferred stock;

    - any listing of the preferred stock on any securities exchange;

    - the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price or the manner of calculating the conversion price and conversion period;

    - if appropriate, a discussion of United States federal income tax consequences applicable to the preferred stock;

    - any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to assist us in qualifying as a REIT;

    - all series of preferred stock will rank on a parity with each other and will rank senior to common stock with respect payment of dividends and distribution of assets upon liquidation; and

    - any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

    CONVERSION OR EXCHANGE. The terms, if any, on which the preferred stock may be convertible into or exchangeable for our common stock or other securities will be stated in the preferred stock prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock or other securities to be received by the holders of preferred stock would be subject to adjustment.

DESCRIPTION OF WARRANTS

    We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with any offered securities and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the agreement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

    The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

    - the title of the warrants;

    - the aggregate number of the warrants;

    - the price or prices at which the warrants will be issued;

    - the currencies in which the price or prices of the warrants may be payable;

    - the designation, amount and terms of the offered securities purchasable upon exercise of the warrants;

    - the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with the security;

    - if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

    - the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

    - the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

    - the minimum or maximum amount of the warrants which may be exercised at any one time;

    - information with respect to book-entry procedures, if any;

    - if appropriate, a discussion of any United States federal income tax consequences; and

    - any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

REPURCHASE OF SHARES AND RESTRICTIONS ON TRANSFER

    Two of the requirements for qualification as a real estate investment trust are that

(1) during the last half of each taxable year for which a REIT election is made, other than the first taxable year for which a REIT election is made, not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals. This requirement is known as the "5/50 Rule"; and

(2) there must be at least 100 stockholders on 335 days of each taxable year of 12 months, other than the first taxable year for which a REIT election is made.

    To assist us in meeting these requirements, the articles of amendment and restatement prohibit any person from acquiring or holding, directly or indirectly, in excess of 9.8%, in value or in number of shares, whichever is more restrictive, of the number of our outstanding shares of common stock or any class of preferred stock. For this purpose, the term "ownership" is defined in accordance with the REIT Provisions of the Internal Revenue Code and the constructive ownership provisions of Section 544 of the Internal Revenue Code, as modified by Section 856(h)(1)(B) of the Internal Revenue Code. Subject to certain limitations, our board of directors may modify the ownership limitations provided such action does not affect our qualification as a REIT.

    For purposes of the 5/50 Rule, the constructive ownership provisions applicable under Section 544 of the Internal Revenue Code

(1) attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries,

(2) attribute ownership of securities owned by certain family members to other members of the same family, and

(3) treat securities with respect to which a person has an option to purchase as actually owned by that person.

    These rules will be applied in determining whether a person holds shares of common stock in violation of the ownership limitations specified in the articles of amendment and restatement. Accordingly, under certain circumstances, shares of common stock owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the ownership limitations specified in the articles of amendment and restatement. Ownership of shares of common stock through such attribution is generally referred to as constructive ownership. The 100 stockholder test is determined by actual, and not constructive, ownership.

    The articles of amendment and restatement further provide that if any transfer of shares of common stock which, if effective, would

(1) result in any person beneficially or constructively owning shares of common stock in excess or in violation of the 9.8% ownership limitations described above,

(2) result in our stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution, or

(3) result in us being "closely held" under Section 856(h) of the Internal Revenue Code, then that number of shares of common or preferred stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations, rounded to the nearest whole shares, shall be automatically transferred to a trustee as trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee shall not acquire any rights in such shares. Shares of common or preferred stock held by the trustee shall be issued and outstanding shares of common or preferred stock. The intended transferee shall not benefit economically from owning any shares held in the trust, shall have no rights to dividends, and shall possess no rights to vote or other rights attributable to the shares held in the trust. The trustee shall have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid to the intended transferee before our discovery that shares of common or preferred stock have been transferred to the trustee shall be paid with respect to such shares to the trustee by the intended transferee upon demand and any dividend or other distribution authorized but unpaid shall be paid to the trustee. Our board of directors may, in its discretion, modify these restrictions on owning shares in excess of the ownership limitations, to the extent such modifications do not affect our qualification as a REIT.

    Within 20 days of receiving notice from us that shares of common or preferred stock have been transferred to the trust, the trustee shall sell the shares held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations specified in the articles of amendment and restatement. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows: The intended transferee shall receive the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, e.g., in the case of a gift, devise or other such transaction, the market price, as defined below, of the shares on the day of the event causing the shares to be held in the trust, and
(2) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Any net sales proceeds in excess of the amount payable to the intended transferee shall be immediately paid to the charitable beneficiary. In addition, shares of common or preferred stock transferred to the trustee shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the trust or, in the case of a devise or gift, the market price at the time of such devise or gift, and (2) the market price on the date we, or our designee, accept such offer. We shall have the right to accept such offer until the trustee has sold shares held in the trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee.

    The term "market price" on any date shall mean, with respect to any class or series of outstanding shares of our stock, the closing price, as defined below, for such shares on such date. The "closing price" on any date shall mean the last sale price for such shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if such shares are not listed or admitted to trading on the New York Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares are listed or admitted to trading or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc., Automated Quotation Systems, or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by our board of directors or, in the event that no trading price is available for such shares, the fair market value of the shares, as determined in good faith by our board of directors.

    Every owner of more than 5%, or such lower percentage as required by the Internal Revenue Code or the regulations promulgated under the Internal Revenue Code, of the outstanding shares or any class or series of our stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock beneficially owned and a description of the manner in which such shares are held. Each owner of more than 5% shall provide to us additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitations.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR ARTICLES OF AMENDMENT AND
  RESTATEMENT AND BYLAWS

    The following is a summary of the material provisions of the Maryland General Corporation Law, as amended from time to time, and of our articles of amendment and restatement and the bylaws. It does not restate the material provisions completely. We urge you to read our articles of amendment and restatement and the bylaws, copies of which are incorporated by reference into the registration statement of which this prospectus is a part. See "Where You Can Find More Information." For a description of additional restrictions on transfer of the common stock, see "Description of Capital Stock--Repurchase of Shares and Restrictions on Transfer."

REMOVAL OF DIRECTORS

    The articles of amendment and restatement provide that a director may be removed from office at any time for cause by the affirmative vote of the holders of at least two-thirds of the votes of the shares entitled to be cast in the election of directors.

STAGGERED BOARD

    The articles of amendment and restatement and the bylaws divide the board of directors into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered three-year terms. The classification of the board of directors will make it more difficult for stockholders to change the composition of the board of directors because only a minority of the directors can be elected at once. The classification provisions could also discourage a third party from accumulating our stock or attempting to obtain control of us, even though this attempt might be beneficial to us and some, or a majority, of our stockholders. Accordingly, under certain circumstances stockholders could be deprived of opportunities to sell their shares of common stock at a higher price than might otherwise be available.

BUSINESS COMBINATIONS

    Under the MGCL, certain "business combinations" including a merger, consolidation, share exchange or, in some circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder is defined in the MGCL as any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. After the five year period, any applicable business combination must be recommended by the board of directors of that corporation and approved by the affirmative vote of at least

    (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and

    (b) two-thirds of the votes entitled to be cast by holders of voting Stock of the corporation other than shares held by the interested stockholder with whom, or with whose affiliate, the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. The MGCL does not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation before the interested stockholder becomes an interested stockholder.

CONTROL SHARE ACQUISITIONS

    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

    (1) one-fifth or more but less than one-third,

    (2) one-third or more but less than a majority or

    (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

    The control share acquisition statute does not apply

    - to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or

    - to acquisitions approved or exempted by the articles of amendment and restatement or bylaws of the corporation.

    Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares of common stock. We cannot give any assurance that such provision will not be amended or eliminated at any time in the future.

AMENDMENT TO THE ARTICLES OF AMENDMENT AND RESTATEMENT

    We reserve the right from time to time to make any amendment to our articles of amendment and restatement that is authorized by law at present or in future, including any amendment which alters the contract rights as expressly stated in the articles of amendment and restatement, of any shares of outstanding stock. The articles of amendment and restatement may be amended only by the affirmative vote of holders of shares entitled to cast at least a majority of all the votes entitled to be cast on the matter; provided, however, that provisions relating to the indemnification of our present and former directors and officers, our election to be taxed as a REIT, the removal of directors and dissolution of Anthracite may be amended only by the affirmative vote of two thirds of the board of directors and the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast in the election of directors.

DISSOLUTION OF ANTHRACITE

    The dissolution of Anthracite must be approved by the affirmative vote of at least two-thirds of all of the votes ordinarily entitled to be cast in the election of directors, voting together as a single class, and the affirmative vote of holders of atleast two-thirds of any series or class of stock expressly granted a series or class vote on the dissolution of Anthracite in the resolutions providing for such series or class. Before such vote, the dissolution must be approved by a majority of the board of directors.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

    The bylaws provide that

    (a) with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only

       (1) pursuant to our notice of the meeting,

       (2) by the board of directors or,

       (3) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures specified in the bylaws, and

    (b) with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the board of directors or

    (c) provided that the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions specified in the bylaws.

POSSIBLE ANTI-TAKEOVER EFFECT OF MATERIAL PROVISIONS OF MARYLAND LAW AND OF THE
  ARTICLES OF
  AMENDMENT AND RESTATEMENT AND BYLAWS

    The business combination provisions and, if the applicable provision in the bylaws is rescinded, the control share acquisition provisions of the MGCL, the provisions of the articles of amendment and restatement creating a staggered board and the advance notice provisions of the bylaws could delay, defer or prevent a change in control of Anthracite or other transaction that might involve a premium price for holders of our common stock or otherwise be in their best interest.

REPORTS TO STOCKHOLDERS

    We will furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we may determine to furnish or as may be required by law.

                         DESCRIPTION OF DEBT SECURITIES

    The following description contains general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. For more information please refer to the senior indenture among a trustee to be selected and us, relating to the issuance of the senior notes, and the subordinated indenture among a trustee to be selected and us, relating to issuance of the subordinated notes. Forms of these documents are filed as exhibits to the registration statement, which includes this prospectus.

    As used in this prospectus, the term indentures refers to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. As used in this prospectus, the term trustee refers to either the senior trustee or the subordinated trustee, as applicable.

    The following are summaries of material provisions of the senior indenture and the subordinated indenture. They do not restate the indentures in their entirety. We urge you to read the indentures applicable to a particular series of debt securities because they, and not this description, define your rights as the holders of the debt securities. Except as otherwise indicated, the terms of the senior indenture and the subordinated indenture are identical.

GENERAL

    Each prospectus supplement will describe the following terms relating to a series of notes:

    - the title;

    - any limit on the amount that may be issued;

    - whether or not such series of notes will be issued in global form, the terms and who the depository will be;

    - the maturity date(s);

    - the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);

    - the place(s) where payments shall be payable;

    - our right, if any, to defer payment of interest and the maximum length of any such deferral period;

    - the date, if any, after which, and the price(s) at which, such series of notes may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

    - the date(s), if any, on which, and the price(s) at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the Holder's option to purchase, such series of notes and other related terms and provisions;

    - the denominations in which such series of notes will be issued, if other than denominations of $1,000 and any integral multiple thereof; and

    - any mandatory or optional sinking fund or similar provisions;

    - the currency or currency units of payment of the principal of, premium, if any, and interest on the notes;

    - any index used to determine the amount of payments of the principal of, premium, if any, and interest on the notes and the manner in which such amounts shall be determined;

    - the terms pursuant to which such notes are subject to defeasance;

    - the terms and conditions, if any, pursuant to which such notes are secured;

    - any other terms (which terms shall not be inconsistent with the Indenture).

    The notes may be issued as original issue discount securities. An original issue discount security is a note, including any zero-coupon note, which:

    - is issued at a price lower than the amount payable upon its stated maturity and

    - provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity, shall become due and payable.

    United States federal income tax consequences applicable to notes sold at an original issue discount will be described in the applicable prospectus supplement. In addition, United States federal income tax or other consequences applicable to any notes which are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

    Under the indentures, we will have the ability, in addition to the ability to issue notes with terms different from those of notes previously issued, without the consent of the holders, to reopen a previous issue of a series of notes and issue additional notes of that series, unless the reopening was restricted when the series was created, in an aggregate principal amount determined by us.

CONVERSION OR EXCHANGE RIGHTS

    The terms, if any, on which a series of notes may be convertible into or exchangeable for our common stock or other securities will be described in the prospectus supplement relating to that series of notes. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock or other securities to be received by the holders of the series of notes would be subject to adjustment.

CONSOLIDATION, MERGER OR SALE

    The indentures do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of their assets. However, any successor or acquirer of such assets must assume all of our obligations under the indentures or the notes, as appropriate.

EVENTS OF DEFAULT UNDER THE INDENTURE

    The following are events of default under the indentures with respect to any series of notes issued:

    - failure to pay interest when due and such failure continues for 30 days and the time for payment has not been extended or deferred;

    - failure to pay the principal (or premium, if any) when due;

    - failure to observe or perform any other covenant contained in the notes or the indentures (other than a covenant specifically relating to another series of notes), and such failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of that series; and

    - certain events of bankruptcy, insolvency or reorganization of Anthracite.

    If an event of default with respect to notes of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice in writing to us (and to the trustee if notice is given by such holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

    The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding:

    - payment of principal, premium, if any, or interest; or

    - certain covenants containing limitations on our ability to pay dividends and make payments on debt securities in certain circumstances.

    Any such waiver shall cure such default or event of default.

    Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series, provided that:

    - it is not in conflict with any law or the applicable indenture;

    - the trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

    - subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

    A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

    - the holder has given written notice to the trustee of a continuing event of default with respect to that series;

    - the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute such proceedings as trustee; and

    - the trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after such notice, request and offer.

    These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal, premium, if any, or interest on, the notes.

    We will periodically file statements with the trustee regarding our compliance with certain of the covenants in the indentures.

MODIFICATION OF INDENTURE; WAIVER

    Anthracite and the trustee may change an indenture without the consent of any holders with respect to certain matters, including:

    - to fix any ambiguity, defect or inconsistency in such indenture; and

    - to change anything that does not materially adversely affect the interests of any holder of notes of any series.

    In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, we can make the following changes only with the consent of each holder of any outstanding notes affected:

    - extending the fixed maturity of such series of notes;

    - change any of our obligations to pay additional amounts;

    - reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any such notes;

    - reducing the percentage of notes, the holders of which are required to consent to any amendment.

    - reduce the amount of principal of an original issue discount security or any other note payable upon acceleration of the maturity thereof,

    - change currency in which any note or any premium or interest is payable,

    - impair the right to enforce any payment on or with respect to any note,

    - adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, such note, if applicable,

    - in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated notes,

    - if the notes are secured, change the terms and conditions pursuant to which the notes are secured in a manner adverse to the holders of the secured notes,

    - reduce the percentage in principal amount of outstanding notes of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults,

    - reduce the requirements contained in the applicable indenture for quorum or voting,

    - change any of our obligations to maintain an office or agency in the places and for the purposes required by the indentures, or

    - modify any of the above provisions.

FORM, EXCHANGE, AND TRANSFER

    The notes of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that notes of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to such series.

    At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, notes of any series will be exchangeable for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

    Subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, notes may be presented for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed, duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for such purpose. Unless otherwise provided in the notes to be transferred or exchanged, we will not require a service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar and any transfer agent initially designated by us for any notes will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

    If the notes of any series are to be redeemed, we will not be required to:

    - issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such notes that may be selected for redemption and ending at the close of business on the day of such mailing; or

    - register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any such notes being redeemed in part.

INFORMATION CONCERNING THE TRUSTEE

    The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only such duties as are specifically described in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any notes on any interest payment date will be made to the person in whose name such notes or one or more predecessor securities are registered at the close of business on the regular record date for such interest.

    Principal of and any premium and interest on the notes of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the trustee in The City of New York will be designated as our sole paying agent for payments with respect to notes of each series. Any other paying agents initially designated by us for the notes of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the notes of a particular series.

    All moneys paid by us to a paying agent or the trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us, and the holder of the security may then look only to us for payment.

GOVERNING LAW

    The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York except to the extent that the Trust Indenture Act shall be applicable.

SUBORDINATION OF SUBORDINATED NOTES

    The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue, nor does it limit us from issuing any other secured or unsecured debt.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    THE FOLLOWING IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES ANTICIPATED TO BE MATERIAL TO AN INVESTOR IN ANTHRACITE. THIS SUMMARY IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOUR TAX CONSEQUENCES RELATED TO AN INVESTMENT IN ANTHRACITE MAY VARY DEPENDING ON YOUR PARTICULAR SITUATION AND THIS DISCUSSION DOES NOT PURPORT TO DISCUSS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A HOLDER OF OUR SECURITIES IN LIGHT OF HIS OR HER PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO HOLDERS OF OUR SECURITIES WHO RECEIVE SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS EXCEPT TO THE EXTENT DISCUSSED UNDER THE HEADINGS "--TAXATION OF TAX-EXEMPT STOCKHOLDERS" AND "--TAXATION OF NON-U.S. STOCKHOLDERS." INVESTORS RECEIVING SPECIAL TREATMENT INCLUDE, WITHOUT LIMITATION, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS, INVESTORS HOLDING SECURITIES AS PART OF A CONVERSION TRANSACTION, OR A HEDGE OR HEDGING TRANSACTION OR AS A POSITION IN A STRADDLE FOR TAX PURPOSES, FOREIGN CORPORATIONS OR PARTNERSHIPS, AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION, THE SUMMARY BELOW DOES NOT CONSIDER THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS THAT MAY BE APPLICABLE TO YOU AS A HOLDER OF OUR SECURITIES.

    The information in this summary is based on the Internal Revenue Code of 1986, as amended, current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

    YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES, (2) OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF ANTHRACITE

    GENERAL

    We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1998. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to operate in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify."

    The sections of the Internal Revenue Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the

Internal Revenue Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

    Provided we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to Federal income taxation as follows:

    - We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

    - We may be required to pay the "alternative minimum tax" on items of tax preference, if any.

    - If we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

    - We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

    - If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

    - We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our real estate investment trust capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

    - If we acquire an asset from a corporation which is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, then under Treasury regulations not yet issued, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

    - We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

    REQUIREMENTS FOR QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST

    The Internal Revenue Code defines a REIT as a corporation, trust or association:

    (1) that is managed by one or more trustees or directors;

    (2) that issues transferable shares or transferable certificates to its owners;

    (3) that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

    (4) that is not a financial institution or an insurance company under the Internal Revenue Code;

    (5) that is owned by 100 or more persons;

    (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities, during the last half of each year; and

    (7) that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

    The Internal Revenue Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), tax-exempt entities are generally treated as individuals, subject to a "look-through" exception for pension funds.

    Our charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described in "Description of Capital Stock--Restrictions on Ownership and Transfer." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

    In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

    OWNERSHIP OF A PARTNERSHIP INTEREST

    The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

    QUALIFED REIT SUBSIDIARIES

    A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Internal Revenue Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests described below.

    INCOME TESTS

    We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property,

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including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of receipts or sales.

    Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we purchased the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

    In general, and subject to the exceptions in the preceding paragraph, the interest, original issue discount, and market discount income that we derive from investments in mortgage backed securities, and mortgage loans will be qualifying interest income for purposes of both the 75% and the 95% gross income tests. It is possible, however, that interest income from a mortgage loan may be based in part on the borrower's profits or net income, which would generally disqualify such interest income for purposes of both the 75% and the 95% gross income tests.

    We may acquire construction loans or mezzanine loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

    We may employ, to the extent consistent with the REIT Provisions of the Code, forms of securitization of our assets under which a "sale" of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a "sale" securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. We may elect to conduct certain of its securitization activities, including such sales, through one or more taxable subsidiaries, or through qualified REIT subsidiaries, formed for such purpose. To the extent consistent with the REIT Provisions of the Code, such entities could elect to be taxed as real estate mortgage investment conduits or financial asset securitization investment trusts.

    Rents we receive will qualify as "rents from real property" only if the following conditions are met:

    - the amount of rent may not be based in whole or in part on the income or profits of any person. "Rents from real property" may, however, include rent based on a fixed percentage of receipts or sales;

    - rents received from a tenant will not qualify as "rents from real property" if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant;

    - if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property"; and

    - to qualify as "rents from real property," the REIT generally may not render services to tenants of the property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, provide services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, a REIT may provide a DE MINIMUS amount of non-customary services.

    If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

    - our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

    - we attach a schedule of the sources of our income to our Federal income tax return; and

    - any incorrect information on the schedule was not due to fraud with the intent to evade tax.

    It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in "--Taxation of Anthracite--General", even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

    FORECLOSURE PROPERTY

    Net income realized by us from foreclosure property would generally be subject to tax at the maximum Federal corporate tax rate. Foreclosure property means real property and related personal property that (1) is acquired by us through foreclosure following a default on a lease of such property or a default on indebtedness owed to us that is secured by the property and (2) for which we make an election to treat the property as foreclosure property.

    PROHIBITED TRANSACTION INCOME

    Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Treasury regulations provide standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

    HEDGING TRANSACTIONS

    We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

    ASSET TESTS

    At the close of each quarter of each year, we also must satisfy three tests relating to our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the voting stock of a corporation.

    We expect that any mortgage backed securities, real property, and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of "real estate assets." Mortgage loans, including distressed mortgage loans, construction loans, bridge loans, and mezzanine loans also will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

    We anticipate that we may securitize all or a portion of the mortgage loans which we acquire, in which event we will likely retain certain of the subordinated and interest only classes of mortgage backed securities which may be created as a result of such securitization. The securitization of mortgage loans may be accomplished through one or more real estate mortgage investment conduits established by us or, if a non-real estate mortgage investment conduit securitization is desired, through one or more qualified REIT subsidiaries or taxable subsidiaries established by us. The securitization of the mortgage loans through either one or more real estate mortgage investment conduits or one or more qualified REIT subsidiaries or taxable subsidiaries should not affect our qualification as a REIT or result in the imposition of corporate income tax under the taxable mortgage pool rules. Income realized by us from a real estate mortgage investment conduit securitization could, however, be subject to a 100% tax as a "prohibited transaction." See "--Prohibited Transaction Income."

    After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

    We will monitor the status of the assets that we acquire for purposes of the various asset tests and we will manage our portfolio in order to comply with such tests.

    ANNUAL DISTRIBUTION REQUIREMENTS

    To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (1) 95% of our "REIT taxable income" and (2) 95% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. In general,"REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction.

    We are required to distribute income in the taxable year which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment. Except as provided in "--Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 95% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100% or our "REIT taxable income," we will be subject to tax at regular corporate tax rates.

    From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

    Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year, and any undistributed taxable income from prior periods.

    RECORDKEEPING REQUIREMENTS

    We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

FAILURE TO QUALIFY

    If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, distributions to our stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Internal Revenue Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

    When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

    - a citizen or resident of the United States;

    - a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

    - an estate the income of which is subject to United States federal income taxation regardless of its source; or

    - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

    DISTRIBUTIONS GENERALLY

    Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

    To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend in January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

    CAPITAL GAIN DISTRIBUTIONS

    Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

    RETENTION OF NET CAPITAL GAINS

    We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

    - include their proportionate share of our undistributed net capital gains in their taxable income;

    - receive a credit for their proportionate share of the tax paid by us; and

    - increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us;

    PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS

    Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

DISPOSITIONS OF STOCK

    If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

    We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder, has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

    For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

    Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

    - is described in Section 401(a) of the Internal Revenue Code;

    - is tax-exempt under Section 501(a) of the Internal Revenue Code; and

    - holds more than 10%, by value, of the interests in the REIT.

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
    Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

    A REIT is a "pension held REIT" if:

    - it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trust shall be treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

    - either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

    The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

    - the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

    - the total gross income of the REIT.

    A DE MINIMIS exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in the charter, we do not expect to be classified as a "pension-held REIT."

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "non-U.S. stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

    PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

    Distributions to non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to Federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as IRS Form 1001 or IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-U.S. stockholder with us or (ii) the non-U.S. stockholder files an IRS Form 4224 or IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

    Any portion of the dividends paid to non-U.S. stockholders that is treated as excess inclusion from a real estate mortgage investment conduit income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of the our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-U.S. stockholders.

    Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder's stock, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

    For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans or mortgage backed securities, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the non-U.S. stockholder's FIRPTA tax liability.

    Gain recognized by a non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." In addition, a non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of his stock under FIRPTA if the shares are traded on an established securities market.

    Gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if (i) the non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

STATE, LOCAL AND FOREIGN TAXATION

    We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the Federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the Federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS.

    The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

                              PLAN OF DISTRIBUTION

    We may sell common stock, preferred stock or any series of debt securities being offered by this prospectus in one or more of the following ways from time to time:

    - to underwriters for resale to the public or to institutional investors;

    - directly to institutional investors; or

    - through agents to the public or to institutional investors.

    The prospectus supplements will describe the terms of the offering of the securities, including the name or names of any underwriters or agents, the purchase price of such securities and the proceeds to us from such sale, any underwriting discounts or agency fees and other item's constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

    If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Unless a prospectus supplement states otherwise, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

    Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

    Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the NYSE. Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

                                 LEGAL OPINIONS

    Some legal matters relating to the securities offered hereby as well as some legal matters described under "Material United States Federal Income Tax Consequences" will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters relating to Maryland law relating to the validity of the securities being offered by this prospectus is being passed upon for us by Miles & Stockbridge.

                                    EXPERTS

    Our financial statements incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the period from March 24, 1998 (commencement of operations) through December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses to be borne by the registrant in connection with the offerings described in this Registration Statement. All such expenses other than the Securities and Exchange Commission registration fee are estimates.

Securities and Exchange Commission Registration Fee...............  $  55,600
Transfer Agents, Trustees and Depositary's Fees and Expenses......          *
Printing and Engraving Fees and Expenses..........................          *
Accounting Fees and Expenses......................................          *
Legal Fees........................................................          *
Rating Agency Fees................................................          *
Miscellaneous (including Listing Fees, if applicable).............          *
                                                                    ---------
  Total...........................................................  $       *
                                                                    ---------
                                                                    ---------

------------------------

*   To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As permitted by the MGCL, the registrant's Articles of Amendment and Restatement obligate it to indemnify its present and former directors and officers and the Manager and its employees, officers, directors and controlling persons and to pay or reimburse reasonable expenses for such persons in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith, or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The registrant's Bylaws implement the provisions relating to indemnification contained in its Articles of Amendment and Restatement. The MCGL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (i) the person actually received an improper benefit or profit in money, property or services, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The registrant's Articles of Amendment and Restatement contain a provision providing for elimination of the liability of its directors or officers to it or its stockholders for money damages to the maximum extent permitted by Maryland law from time to time. In addition, the registrant's officers, directors, and controlling persons are indemnified against certain liabilities by the registrant under the Underwriting Agreement relating to this Offering. The registrant will maintain for the benefit of its officers and directors, officers' and directors' insurance.

ITEM 16. EXHIBITS

    The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated herein by reference.

  EXHIBIT
  NUMBER                                              DESCRIPTION OF EXHIBITS
-----------  ---------------------------------------------------------------------------------------------------------
       1.1   The form of Underwriting Agreement will be filed as an exhibit to a Current Report of the Registrant on
             Form 8-K and incorporated herein by reference.

       4.1   Form of Senior Indenture.

       4.2   Form of Subordinated Indenture.

       4.3   The form of any Senior Note with respect to each particular series of Senior Notes issued hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.4   The form of any Subordinated Note with respect to each particular series of Subordinated Notes issued hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.5   The form of any articles supplementary with respect to any preferred stock issued hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.6   The form of Warrant Agreement with respect to any warrant served hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.7   The form of any warrant with respect to each series of warrants will be filed as an exhibit to a Current
             Report of the Registrant on Form 8-K and incorporated herein by reference.

       5.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

      12.1   Statement re: Computation of Ratio of Earnings to Fixed Charges.*

      23.1   Consent of Deloitte & Touche LLP, Independent Accountants.

      23.2   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

      24.1   Power of Attorney of certain officers and directors of Anthracite (included on the signature pages).

      25.1   Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of            ,
             as Trustee under the Senior Indenture.*

      25.2   Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of            ,
             as Trustee under the Subordinated Indenture.*

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement,

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, Anthracite Capital, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York on April 1, 1999.

                                ANTHRACITE CAPITAL, INC.

                                By   /s/ RICHARD M. SHEA
                                     -----------------------------------------
                                     Name: Richard M. Shea
                                     Title:  Chief Operating Officer and Chief
                                             Financial Officer

                               POWER OF ATTORNEY

    KNOWN BY ALL PERSONS BY THESE PRESENTS. that each person whose signatures appears below, constitutes and appoints Richard M. Shea, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the registrant's Registration Statement in the name and on behalf of the registrant or on behalf of the undersigned as a director or officer of the registrant, on Form S-3 under the Securities Act of 1933, as amended, including, without limiting the generality of the foregoing, to sign the Registration Statement and any and all amendments (including post-effective amendments) to the Registration Statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ LAURENCE D. FINK
------------------------------  Chairman of the Board           April 1, 1999
       Laurence D. Fink

                                President and Chief
      /s/ HUGH R. FRATER          Executive Officer and
------------------------------    Director (Principal           April 1, 1999
        Hugh R. Frater            Executive Officer)

                                Chief Operating Officer and
     /s/ RICHARD M. SHEA          Chief Financial Officer
------------------------------    (Principal Financial          April 1, 1999
       Richard M. Shea            Officer and Principal
                                  Accounting Officer)
    /s/ DONALD G. DRAPKIN
------------------------------  Director                        April 1, 1999
      Donald G. Drapkin

       /s/ CARL GUETHER
------------------------------  Director                        April 1, 1999
         Carl Guether

     /s/ JEFFREY C. KEIL
------------------------------  Director                        April 1, 1999
       Jeffrey C. Keil

 /s/ KENDRICK R. WILSON, III
------------------------------  Director                        April 1, 1999
   Kendrick R. Wilson, III

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                             DESCRIPTION OF EXHIBITS
-----------  --------------------------------------------------------------------------------------------------------

       1.1   The form of Underwriting Agreement will be filed as an exhibit to a Current Report of the Registrant on
             Form 8-K and incorporated herein by reference.

       4.1   Form of Senior Indenture.

       4.2   Form of Subordinated Indenture.

       4.3   The form of any Senior Note with respect to each particular series of Senior Notes issued hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.4   The form of any Subordinated Note with respect to each particular series of Subordinated Notes issued hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.5   The form of any articles supplementary with respect to any preferred stock issued hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.6   The form of Warrant Agreement with respect to any warrant issued hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.7   The form of any warrant with respect to each series of warrants will be filed as an exhibit to a Current
             Report of the Registrant on Form 8-K and incorporated herein by reference.

       5.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

      12.1   Statement re: Computation of Ratio of Earnings to Fixed Charges.*

      23.1   Consent of Deloitte & Touche LLP, Independent Accountants.

      23.2   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

      24.1   Power of Attorney of certain officers and directors of Anthracite (included on the signature pages).

      25.1   Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of           ,
             as Trustee under the Senior Indenture.*

      25.2   Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of           ,
             as Trustee under the Subordinated Indenture.*

------------------------

*   To be filed by amendment.